SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No.     )*

FAIRWAY GROUP HOLDINGS CORP.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

30603D109

(CUSIP Number)

12/31/13

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30603D109		13G

1.	Names of Reporting Persons Sterling Investment Partners Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,283,777(1)(2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,283,777(1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,283,777(1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 19.3%(3)

12	Type of Reporting Person (See Instructions) OO

(1) Sterling Investment Partners, L.P. (“Fund I”) is the record owner of 6,197,319 of these shares, consisting of (a) 2,659,807 shares of Class A Common Stock and (b) 3,537,512 shares of Class B Common Stock. Sterling Investment Partners Management LLC (“Sterling GP”) is the sole general partner of Fund I. Sterling Investment Partners Side-By-Side, L.P. (“SBS I”) is the record owner of 86,458 of these shares, consisting of (a) 37,102 of shares of Class A Common Stock and (b) 49,356 shares of Class B Common Stock. Sterling GP is the sole general partner of SBS I.

(2) The Class B Common Stock is convertible at the holder’s option into the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per share.

(3) The percent ownership calculation is based upon an aggregate of 28,895,844 shares of Class A Common Stock outstanding as of January 31, 2014 as reported on the Issuer’s Form 10-Q for the quarterly period ended December 29, 2013, plus the number of shares of Class B Common Stock held by the Reporting Person.  The percentage reported does not reflect the ten for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report.

CUSIP No. 30603D109		13G

1.	Names of Reporting Persons Sterling Investment Partners Management II LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 14,979,557(4)(5)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 14,979,557(4)(5)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,979,557(4)(5)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 39.0%(6)

12	Type of Reporting Person (See Instructions) OO

(4) Sterling Investment Partners II, L.P. (“Fund II”) is the record owner of 14,707,922 of these shares, consisting of (a) 5,385,876 shares of Class A Common Stock and (b) 9,322,046 shares of Class B Common Stock. Sterling Investment Partners Management II L.P. (“Management II”) is the sole general partner of Fund II. Sterling Investment Partners Management II LLC (“Sterling GP II”) is the sole general partner of Management II. Sterling Investment Partners Side-By-Side II, L.P. (“SBS II”) is the record owner of 271,635 of these shares, consisting of (a) 99,894 shares of Class A Common Stock and (b) 171,741 shares of Class B Common Stock. Sterling GP II is the sole general partner of SBS II.

(5) The Class B Common Stock is convertible at the holder’s option into the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per share.

(6) The percent ownership calculation is based upon an aggregate of 28,895,844 shares of Class A Common Stock outstanding as of January 31, 2014 as reported on the Issuer’s Form 10-Q for the quarterly period ended December 29, 2013, plus the number of shares of Class B Common Stock held by the Reporting Person.  The percentage reported does not reflect the ten for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report.

CUSIP No. 30603D109		13G

1.	Names of Reporting Persons Sterling Investment Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,197,319(7)(8)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,197,319(7)(8)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,197,319(7)(8)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 19.1%(9)

12	Type of Reporting Person (See Instructions) PN

(7) Consists of (a) 2,659,807 shares of Class A Common Stock and (b) 3,537,512 shares of Class B Common Stock.

(8) The Class B Common Stock is convertible at the holder’s option into the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per share.

(9) The percent ownership calculation is based upon an aggregate of 28,895,844 shares of Class A Common Stock outstanding as of January 31, 2014 as reported on the Issuer’s Form 10-Q for the quarterly period ended December 29, 2013, plus the number of shares of Class B Common Stock held by the Reporting Person.  The percentage reported does not reflect the ten for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report.

CUSIP No. 30603D109		13G

1.	Names of Reporting Persons Sterling Investment Partners Side-By-Side, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 86,458(10)(11)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 86,458(10)(11)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,458(10)(11)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 0.3%(12)

12	Type of Reporting Person (See Instructions) PN

(10) Consists of (a) 37,102 of shares of Class A Common Stock and (b) 49,356 shares of Class B Common Stock.

(11) The Class B Common Stock is convertible at the holder’s option into the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per share.

(12) The percent ownership calculation is based upon an aggregate of 28,895,844 shares of Class A Common Stock outstanding as of January 31, 2014 as reported on the Issuer’s Form 10-Q for the quarterly period ended December 29, 2013, plus the number of shares of Class B Common Stock held by the Reporting Person.  The percentage reported does not reflect the ten for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report.

CUSIP No. 30603D109		13G

1.	Names of Reporting Persons Sterling Investment Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 14,707,922(13)(14)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 14,707,922(13)(14)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,707,922(13)(14)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 38.5%(15)

12	Type of Reporting Person (See Instructions) PN

(13) Consists of (a) 5,385,876 shares of Class A Common Stock and (b) 9,322,046 shares of Class B Common Stock.

(14) The Class B Common Stock is convertible at the holder’s option into the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per share.

(15) The percent ownership calculation is based upon an aggregate of 28,895,844 shares of Class A Common Stock outstanding as of January 31, 2014 as reported on the Issuer’s Form 10-Q for the quarterly period ended December 29, 2013, plus the number of shares of Class B Common Stock held by the Reporting Person.  The percentage reported does not reflect the ten for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report.

CUSIP No. 30603D109		13G

1.	Names of Reporting Persons Sterling Investment Partners Side-By-Side II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 271,635(16)(17)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 271,635(16)(17)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 271,635(16)(17)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 0.9%(18)

12	Type of Reporting Person (See Instructions) PN

(16) Consists of (a) 99,894 shares of Class A Common Stock and (b) 171,741 shares of Class B Common Stock.

(17) The Class B Common Stock is convertible at the holder’s option into the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per share.

(18) The percent ownership calculation is based upon an aggregate of 28,895,844 shares of Class A Common Stock outstanding as of January 31, 2014 as reported on the Issuer’s Form 10-Q for the quarterly period ended December 29, 2013, plus the number of shares of Class B Common Stock held by the Reporting Person.  The percentage reported does not reflect the ten for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report.

CUSIP No. 30603D109		13G

1.	Names of Reporting Persons Charles Santoro

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 52,109

	6.	Shared Voting Power 21,263,334(19)(20)

	7.	Sole Dispositive Power 52,109

	8.	Shared Dispositive Power 21,263,334(19)(20)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,315,443(19)(20)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 50.8%(21)

12	Type of Reporting Person (See Instructions) IN

(19) 21,263,334 shares are held indirectly. Shares held indirectly consist of (i) 2,659,807 shares of Class A Common Stock and 3,537,512 shares of Class B Common Stock beneficially owned by Fund I, (ii) 37,102 shares of Class A Common Stock and 49,356 shares of Class B Common Stock beneficially owned by SBS I, (iii) 5,385,876 shares of Class A Common Stock and 9,322,046 shares of Class B Common Stock beneficially owned by Fund II and (iv) 99,894 shares of Class A Common Stock and 171,741 shares of Class B Common Stock beneficially owned by SBS II.  Fund I, SBS I, Fund II and SBS II are collectively the “Sterling Funds”.  As a managing member of the general partner of each Sterling Fund, Mr. Santoro has shared voting and investment power with respect to, and therefore may be deemed to be the beneficial owner of, the shares beneficially owned by the Sterling Funds. Mr. Santoro disclaims beneficial ownership of the shares beneficially owned by the Sterling Funds, other than the shares attributable to his limited and general partnership interest therein.

(20) The Class B Common Stock is convertible at the holder’s option into the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per share.

(21) The percent ownership calculation is based upon an aggregate of 28,895,844 shares of Class A Common Stock outstanding as of January 31, 2014 as reported on the Issuer’s Form 10-Q for the quarterly period ended December 29, 2013, plus the number of shares of Class B Common Stock held by the Reporting Person.  The percentage reported does not reflect the ten for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report.

CUSIP No. 30603D109		13G

1.	Names of Reporting Persons William Selden

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,054

	6.	Shared Voting Power 21,263,334(22)(23)

	7.	Sole Dispositive Power 1,054

	8.	Shared Dispositive Power 21,263,334(22)(23)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,264,388(22)(23)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 50.7%(24)

12	Type of Reporting Person (See Instructions) IN

(22) 21,263,334 shares are held indirectly. Shares held indirectly consist of (i) 2,659,807 shares of Class A Common Stock and 3,537,512 shares of Class B Common Stock beneficially owned by Fund I, (ii) 37,102 shares of Class A Common Stock and 49,356 shares of Class B Common Stock beneficially owned by SBS I, (iii) 5,385,876 shares of Class A Common Stock and 9,322,046 shares of Class B Common Stock beneficially owned by Fund II and (iv) 99,894 shares of Class A Common Stock and 171,741 shares of Class B Common Stock beneficially owned by SBS II.  As a managing member of the general partner of each Sterling Fund, Mr. Selden has shared voting and investment power with respect to, and therefore may be deemed to be the beneficial owner of, the shares beneficially owned by the Sterling Funds. Mr. Selden disclaims beneficial ownership of the shares beneficially owned by the Sterling Funds, other than the shares attributable to his limited and general partnership interest therein.

(23) The Class B Common Stock is convertible at the holder’s option into the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per share.

(24) The percent ownership calculation is based upon an aggregate of 28,895,844 shares of Class A Common Stock outstanding as of January 31, 2014 as reported on the Issuer’s Form 10-Q for the quarterly period ended December 29, 2013, plus the number of shares of Class B Common Stock held by the Reporting Person.  The percentage reported does not reflect the ten for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report.

CUSIP No. 30603D109		13G

1.	Names of Reporting Persons M. William Macey, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 21,263,334(25)(26)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 21,263,334(25)(26)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,263,334(25)(26)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 50.7%(27)

12	Type of Reporting Person (See Instructions) IN

(25) Consists of (i) 2,659,807 shares of Class A Common Stock and 3,537,512 shares of Class B Common Stock beneficially owned by Fund I, (ii) 37,102 shares of Class A Common Stock and 49,356 shares of Class B Common Stock beneficially owned by SBS I, (iii) 5,385,876 shares of Class A Common Stock and 9,322,046 shares of Class B Common Stock beneficially owned by Fund II and (iv) 99,894 shares of Class A Common Stock and 171,741 shares of Class B Common Stock beneficially owned by SBS II.  As a managing member of the general partner of each Sterling Fund, Mr. Macey has shared voting and investment power with respect to, and therefore may be deemed to be the beneficial owner of, the shares beneficially owned by the Sterling Funds. Mr. Macey disclaims beneficial ownership of the shares beneficially owned by the Sterling Funds, other than the shares attributable to his limited and general partnership interest therein.

(26) The Class B Common Stock is convertible at the holder’s option into the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per share.

(27) The percent ownership calculation is based upon an aggregate of 28,895,844 shares of Class A Common Stock outstanding as of January 31, 2014 as reported on the Issuer’s Form 10-Q for the quarterly period ended December 29, 2013, plus the number of shares of Class B Common Stock held by the Reporting Person.  The percentage reported does not reflect the ten for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report.

CUSIP No. 30603D109		13G

1.	Names of Reporting Persons Douglas L. Newhouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 21,263,334(28)(29)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 21,263,334(28)(29)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,263,334(28)(29)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 50.7%(30)

12	Type of Reporting Person (See Instructions) IN

(28) Consists of (i) 2,659,807 shares of Class A Common Stock and 3,537,512 shares of Class B Common Stock beneficially owned by Fund I, (ii) 37,102 shares of Class A Common Stock and 49,356 shares of Class B Common Stock beneficially owned by SBS I, (iii) 5,385,876 shares of Class A Common Stock and 9,322,046 shares of Class B Common Stock beneficially owned by Fund II and (iv) 99,894 shares of Class A Common Stock and 171,741 shares of Class B Common Stock beneficially owned by SBS II.  As a managing member of the general partner of each Sterling Fund, Mr. Newhouse has shared voting and investment power with respect to, and therefore may be deemed to be the beneficial owner of, the shares beneficially owned by the Sterling Funds. Mr. Newhouse disclaims beneficial ownership of the shares beneficially owned by the Sterling Funds, other than the shares attributable to his limited and general partnership interest therein.

(29) The Class B Common Stock is convertible at the holder’s option into the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per share.

(30) The percent ownership calculation is based upon an aggregate of 28,895,844 shares of Class A Common Stock outstanding as of January 31, 2014 as reported on the Issuer’s Form 10-Q for the quarterly period ended December 29, 2013, plus the number of shares of Class B Common Stock held by the Reporting Person.  The percentage reported does not reflect the ten for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report.

Item 1.
	(a)	Name of Issuer: Fairway Group Holdings Corp.
	(b)	Address of Issuer’s Principal Executive Offices: 2284 12th Avenue New York, New York 10027

Item 2.
(a)

Name of Persons Filing:
Sterling Investment Partners Management LLC (“Sterling GP”)

Sterling Investment Partners Management II LLC (“Sterling GP II”)

Sterling Investment Partners, L.P. (“Fund I”)

Sterling Investment Partners Side-By-Side, L.P. (“SBS I”)

Sterling Investment Partners II, L.P. (“Fund II”)

Sterling Investment Partners Side-By-Side II, L.P. (“SBS II” and together with Fund I, SBS I and Fund II, the “Sterling Funds”)

Charles Santoro (“Mr. Santoro”)

William Selden (“Mr. Selden”)

M. William Macey, Jr. (“Mr. Macey”)

Douglas L. Newhouse (“Mr. Newhouse”)

(b)

Address of Principal Business Office or, if none, Residence:
The principal business address for each of Sterling GP, Sterling GP II, Fund, I, SBS I, Fund II, SBS II, Mr. Santoro, Mr. Selden, Mr. Macey and Mr. Newhouse is 285 Riverside Avenue, Suite 300, Westport, CT 06880-4806.

(c)

Citizenship:
Sterling GP and Sterling GP II are Delaware limited liability companies.

Fund I, SBS I, Fund II and SBS II are Delaware limited partnerships.

Each of Mr. Santoro, Mr. Selden, Mr. Macey and Mr. Newhouse is a citizen of the United States.

	(d)	Title of Class of Securities: Class A common stock, par value $ 0.00001 per share
	(e)	CUSIP Number: 30603D109

Item 3.	Not Applicable

Item 4.	Ownership
(a)

Amount beneficially owned:

2,696,909 shares of Class A Common Stock and 3,586,868 shares of Class B Common Stock are beneficially owned by Sterling GP.(1)(2)

5,485,770 shares of Class A Common Stock and 9,493,787 shares of Class B Common Stock are beneficially owned by Sterling GP II.(2)(3)

2,659,807 shares of Class A Common Stock and 3,537,512 shares of Class B Common Stock are beneficially owned by Fund I.(2)

37,102 shares of Class A Common Stock and 49,356 shares of Class B Common Stock are beneficially owned by SBS I.(2)

5,385,876 shares of Class A Common Stock and 9,322,046 shares of Class B Common Stock are beneficially owned by Fund II.(2)

99,894 shares of Class A Common Stock and 171,741 shares of Class B Common Stock are beneficially owned by SBS II.(2)

8,234,788 shares of Class A Common Stock and 13,080,655 shares of Class B Common Stock are beneficially owned by Mr. Santoro.(2)(4)

8,183,733 shares of Class A Common Stock and 13,080,655 shares of Class B Common Stock are beneficially owned by Mr. Selden.(2)(4)

8,182,679 shares of Class A Common Stock and 13,080,655 shares of Class B Common Stock are beneficially owned by Mr. Macey.(2)(5)

8,182,679 shares of Class A Common Stock and 13,080,655 shares of Class B Common Stock are beneficially owned by Mr. Newhouse.(2)(5)

(1) Fund I is the record owner of 6,197,391 of these shares, consisting of (a) 2,659,807 shares of Class A Common Stock and (b) 3,537,512 shares of Class B Common Stock, and SBS I is the record owner of 86,458 of these shares, consisting of (a) 37,102 of shares of Class A Common Stock and (b) 49,356 shares of Class B Common Stock. Sterling GP is the sole general partner of Fund I and SBS I.

(2) The Class B Common Stock is convertible at the holder’s option into the Issuer’s Class A Common Stock on a 1-for-1 basis.

(3) Fund II is the record owner of 14,707,922 of these shares, consisting of (a) 5,385,876 shares of Class A Common Stock and (b) 9,322,046 shares of Class B Common Stock, and SBS II is the record owner of 271,635 of these shares, consisting of (a) 99,894 shares of Class A Common Stock and (b) 171,741 shares of Class B Common Stock. Sterling GP II is the sole general partner of the sole general partner of Fund II and the sole general partner of SBS II.

(4) Includes (i) 2,659,807 shares of Class A Common Stock and 3,537,512 shares of Class B Common Stock beneficially owned by Fund I, (ii) 37,102 shares of Class A Common Stock and 49,356 shares of Class B Common Stock beneficially owned by SBS I, (iii) 5,385,876 shares of Class A Common Stock and 9,322,046 shares of Class B Common Stock beneficially owned by Fund II and (iv) 99,894 shares of Class A Common Stock and 171,741 shares of Class B Common Stock beneficially owned by SBS II.

(5) Consists of (i) 2,659,807 shares of Class A Common Stock and 3,537,512 shares of Class B Common Stock beneficially owned by Fund I, (ii) 37,102 shares of Class A Common Stock and 49,356 shares of Class B Common Stock beneficially owned by SBS I, (iii) 5,385,876 shares of Class A Common Stock and 9,322,046 shares of Class B Common Stock beneficially owned by Fund II and (iv) 99,894 shares of Class A Common Stock and 171,741 shares of Class B Common Stock beneficially owned by SBS II.

(b)	Percent of class: See the responses to Item 11 on the attached cover pages.
(c)	Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: See the responses to Item 5 on the attached cover pages

(ii) Shared power to vote or direct the vote: See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.

Item 5.	Not Applicable

Item 6.	Not Applicable

Item 7.	Not Applicable.

Item 8.	See Item 2(a) in lieu of an Exhibit.

Item 9.	Not Applicable

Item 10.	Not Applicable

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 14, 2014

STERLING INVESTMENT PARTNERS, L.P.

By:	Sterling Investment Partners Management LLC,
its general partner

By:	/s/ Charles Santoro
Name: Charles Santoro
Title: Managing Member

STERLING INVESTMENT PARTNERS SIDE-BY-SIDE, L.P.

By:	Sterling Investment Partners Management LLC,
its general partner

By:	/s/ Charles Santoro
Name: Charles Santoro
Title: Managing Member

STERLING INVESTMENT PARTNERS II, L.P.

By:	Sterling Investment Partners Management II L.P.,
its general partner

By:	Sterling Investment Partners Management II LLC,
its general partner

By:	/s/ Charles Santoro
Name: Charles Santoro
Title: Managing Member

STERLING INVESTMENT PARTNERS SIDE-BY-SIDE II, L.P.

By:	Sterling Investment Partners Management II LLC,
its general partner

By:	/s/ Charles Santoro
Name: Charles Santoro
Title: Managing Member

STERLING INVESTMENT PARTNERS MANAGEMENT LLC

By:	/s/ Charles Santoro
Name: Charles Santoro
Title: Managing Member

STERLING INVESTMENT PARTNERS MANAGEMENT II LLC

By:	/s/ Charles Santoro
Name: Charles Santoro
Title: Managing Member

/s/ Charles Santoro
Charles Santoro

/s/ William Selden
William Selden

/s/ M. William Macey, Jr.
M. William Macey, Jr.

/s/ Douglas L. Newhouse
Douglas L. Newhouse

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Common Stock of Fairway Group Holdings Corp. dated as of February 14, 2014 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 14, 2014

STERLING INVESTMENT PARTNERS, L.P.

By:	Sterling Investment Partners Management LLC,
its general partner

By:	/s/ Charles Santoro

Name: Charles Santoro
Title: Managing Member

STERLING INVESTMENT PARTNERS SIDE-BY-SIDE, L.P.

By:	Sterling Investment Partners Management LLC,
its general partner

By:	/s/ Charles Santoro

Name: Charles Santoro
Title: Managing Member

STERLING INVESTMENT PARTNERS II, L.P.

By:	Sterling Investment Partners Management II L.P.,
its general partner

By:	Sterling Investment Partners Management II LLC,
its general partner

By:	/s/ Charles Santoro

Name: Charles Santoro
Title: Managing Member

STERLING INVESTMENT PARTNERS SIDE-BY-SIDE II, L.P.

By:	Sterling Investment Partners Management II LLC,
its general partner

By:	/s/ Charles Santoro

Name: Charles Santoro
Title: Managing Member

STERLING INVESTMENT PARTNERS MANAGEMENT LLC

By:	/s/ Charles Santoro

Name: Charles Santoro
Title: Managing Member

STERLING INVESTMENT PARTNERS MANAGEMENT II LLC

By:	/s/ Charles Santoro

Name: Charles Santoro
Title: Managing Member

/s/ Charles Santoro
Charles Santoro

/s/ William Selden
William Selden

/s/ M. William Macey, Jr.
M. William Macey, Jr.

/s/ Douglas L. Newhouse
Douglas L. Newhouse